Exhibit 99.1

Yatsen Announces Fourth Quarter and Full Year 2025 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on March 2, 2026

GUANGZHOU, China, March 2, 2026 – Yatsen Holding Limited (“Yatsen” or the “Company”) (NYSE: YSG), a leading China-based beauty group, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2025.

Fourth Quarter and Full Year 2025 Highlights

•
Total net revenues for the fourth quarter of 2025 increased by 20.1% to RMB1.38 billion (US$197.3 million) from RMB1.15 billion for the prior year period. Total net revenues for the full year of 2025 increased by 26.7% to RMB4.30 billion (US$614.6 million) from RMB3.39 billion for the prior year period.

•
Total net revenues from Skincare Brands1 for the fourth quarter increased by 51.9% to RMB842.8 million (US$120.5 million) from RMB554.8 million for the prior year period. As a percentage of total net revenues, total net revenues from Skincare Brands for the fourth quarter of 2025 were 61.1%, as compared with 48.3% for the prior year period. Total net revenues from Skincare Brands for the full year of 2025 increased by 63.5% to RMB2.28 billion (US$325.7 million) from RMB1.39 billion for the prior year period. As a percentage of total net revenues, total net revenues from Skincare Brands for the full year of 2025 were 53.0%, as compared with 41.1% for the prior year period.

•
Gross margin for the fourth quarter of 2025 was 77.7%, remaining largely flat as compared with 77.8% for the prior year period. Gross margin for the full year of 2025 increased to 78.2% from 77.1% for the prior year period.
•
Net income for the fourth quarter of 2025 was RMB3.0 million (US$0.4 million), as compared with a net loss of RMB378.8 million for the prior year period. Net loss for the full year of 2025 decreased by 87.0% to RMB92.4 million (US$13.2 million) from RMB710.2 million for the prior year period. Non-GAAP net income2 for the fourth quarter of 2025 was RMB41.2 million (US$5.9 million), as compared with RMB107.0 million for the prior year period. Non-GAAP net income for the full year of 2025 was RMB8.4 million (US$1.2 million), as compared with non-GAAP net loss of RMB128.2 million for the prior year period.

1 Include net revenues from Galénic, DR.WU (its mainland China business), Eve Lom and other skincare brands of the Company.

2 Non-GAAP net income (loss) is a non-GAAP financial measure. Non-GAAP net income (loss) is defined as net income (loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill, (v) impairment of investments and (vi) tax effects on non-GAAP adjustments.

Mr. Jinfeng Huang, Founder, Chairman and Chief Executive Officer of Yatsen, stated, “We are pleased to conclude 2025 with solid performances, demonstrating the long-term value of our strategic transformation. Throughout the year, we remained steadfast in our commitment to three core initiatives: driving R&D-led product innovation, strengthening brand equity across our multi-brand portfolio, and improving our overall profitability. As we enter 2026, we remain confident that these foundational strengths will drive sustainable growth and create lasting value for our shareholders.”

Mr. Donghao Yang, Director and Chief Financial Officer of Yatsen, commented, “Our recent financial results mark a pivotal milestone in our journey toward sustainable growth. For the fourth quarter, we are proud to have achieved net income and non-GAAP net income, alongside total net revenue growth. For the full year of 2025, we achieved year-over-year revenue growth, substantially narrowed our net loss, and achieved a non-GAAP net income turnaround. This success underscores the robust health of our brand portfolio as well as our improved operational efficiency. Looking ahead, we will continue to prioritize financial stability and strategic resource allocation to ensure Yatsen is well-positioned for long-term success.”

Fourth Quarter 2025 Financial Results

Net Revenues

Total net revenues for the fourth quarter of 2025 increased by 20.1% to RMB1.38 billion (US$197.3 million) from RMB1.15 billion for the prior year period. The increase was primarily due to a 51.9% year-over-year increase in net revenues from Skincare Brands, partially offset by a 9.1% year-over-year decrease in net revenues from Color Cosmetics Brands.3

3 Include Perfect Diary, Little Ondine, Pink Bear and other color cosmetics brands of the Company.

Gross Profit and Gross Margin

Gross profit for the fourth quarter of 2025 increased by 20.0% to RMB1.07 billion (US$153.2 million) from RMB893.0 million for the prior year period. Gross margin for the fourth quarter of 2025 was 77.7%, remaining largely flat as compared with 77.8% for the prior year period.

Operating Expenses

Total operating expenses for the fourth quarter of 2025 decreased by 15.6% to RMB1.08 billion (US$155.0 million) from RMB1.28 billion for the prior year period. As a percentage of total net revenues, total operating expenses for the fourth quarter of 2025 were 78.6%, as compared with 111.8% for the prior year period.

•
Fulfillment Expenses. Fulfillment expenses for the fourth quarter of 2025 were RMB77.0 million (US$11.0 million), as compared with RMB63.5 million for the prior year period. As a percentage of total net revenues, fulfillment expenses for the fourth quarter of 2025 were 5.6% as compared with 5.5% for the prior year period, remaining largely flat.

•
Selling and Marketing Expenses. Selling and marketing expenses for the fourth quarter of 2025 were RMB893.8 million (US$127.8 million), as compared with RMB690.6 million for the prior year period. As a percentage of total net revenues, selling and marketing expenses for the fourth quarter of 2025 increased to 64.8% from 60.1% for the prior year period. The increase was primarily driven by higher traffic acquisition costs amid intensified competition during the Double 11 shopping festival.
•
General and Administrative Expenses. General and administrative expenses for the fourth quarter of 2025 were RMB74.4 million (US$10.6 million), as compared with

RMB100.1 million for the prior year period. As a percentage of total net revenues, general and administrative expenses for the fourth quarter of 2025 decreased to 5.4% from 8.7% for the prior year period. The decrease was primarily driven by lower payroll expenses and share-based compensation expenses, coupled with the leveraging effect of higher total net revenues in the fourth quarter of 2025.

•
Research and Development Expenses. Research and development expenses for the fourth quarter of 2025 were RMB38.8 million (US$5.5 million), as compared with RMB26.3 million for the prior year period. As a percentage of total net revenues, research and development expenses for the fourth quarter of 2025 increased to 2.8% from 2.3% for the prior year period. The increase was primarily driven by higher payroll expenses resulting from a rise in research and development headcount.

•
Impairment of Goodwill. There was no impairment of goodwill for the fourth quarter of 2025, as compared with an impairment of goodwill of RMB403.1 million for the prior year period. Based on our assessment, no impairment indicators were identified as of December 31, 2025.

Loss / Income from Operations

Loss from operations for the fourth quarter of 2025 was RMB12.7 million (US$1.8 million), as compared with RMB390.7 million for the prior year period. Operating loss margin was 0.9%, as compared with 34.0% for the prior year period.

Non-GAAP income from operations4 for the fourth quarter of 2025 was RMB11.8 million (US$1.7 million), as compared with RMB93.2 million for the prior year period. Non-GAAP operating income margin5 was 0.9%, as compared with 8.1% for the prior year period.

Net Loss / Income

Net income for the fourth quarter of 2025 was RMB3.0 million (US$0.4 million), as compared with net loss of RMB378.8 million for the prior year period. Net income margin was 0.2%, as compared with net loss margin of 33.0% for the prior year period. Net income attributable to Yatsen’s ordinary shareholders per diluted ADS6 for the fourth quarter of 2025 was RMB0.08 (US$0.01), as compared with net loss attributable to Yatsen’s ordinary shareholders per diluted ADS of RMB3.98 for the prior year period.

Non-GAAP net income for the fourth quarter of 2025 was RMB41.2 million (US$5.9 million), as compared with RMB107.0 million for the prior year period. Non-GAAP net income margin was 3.0%, as compared with 9.3% for the prior year period. Non-GAAP net income attributable to Yatsen’s ordinary shareholders per diluted ADS7 for the fourth quarter of 2025 was RMB0.46 (US$0.07), as compared with RMB0.99 for the prior year period.

4 Non-GAAP income (loss) from operations is a non-GAAP financial measure. Non-GAAP income (loss) from operations is defined as income (loss) from operations excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions and (iii) impairment of goodwill.

5 Non-GAAP operating income (loss) margin is a non-GAAP financial measure, which is defined as non-GAAP net loss from operations as a percentage of total net revenues.

6 ADS refers to American depositary shares, each of which represents twenty Class A ordinary shares.

7 Non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS is a non-GAAP financial measure. Non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS is defined as non-GAAP net income (loss) attributable to ordinary shareholders divided by the weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP net income (loss) attributable to ordinary shareholders is defined as net income (loss) attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill, (v) impairment of investments, (vi) tax effects on non-GAAP adjustments and (vii) accretion to redeemable non-controlling interests.

Full Year 2025 Financial Results

Total net revenues for the full year of 2025 increased by 26.7% to RMB4.30 billion (US$614.6 million) from RMB3.39 billion for the prior year period, primarily attributable to a 63.5% year-over-year increase in net revenues from Skincare Brands, combined with a 1.9% year-over-year increase in net revenues from Color Cosmetics Brands.

Gross profit for the full year of 2025 increased by 28.4% to RMB3.36 billion (US$480.7 million) from RMB2.62 billion for the prior year period. Gross margin for the full year of 2025 increased to 78.2% from 77.1% for the prior year period. The increase was primarily attributable to increasing sales of higher-gross margin products.

Loss from operations for the full year of 2025 was RMB185.8 million (US$26.6 million), as compared with RMB824.9 million for the prior year period. Operating loss margin decreased to 4.3% from 24.3% for the prior year period, primarily because there was no impairment of goodwill for the full year of 2025.

Non-GAAP loss from operations for the full year of 2025 was RMB84.0 million (US$12.0 million), as compared with RMB224.3 million for the prior year period. Non-GAAP operating loss margin decreased to 2.0% from 6.6% for the prior year period.

Net loss for the full year of 2025 was RMB92.4 million (US$13.2 million), as compared with RMB710.2 million for the prior year period. Net loss margin decreased to 2.2% from 20.9% for the prior year period. Net loss attributable to Yatsen’s ordinary shareholders per diluted ADS for the full year of 2025 was RMB0.87 (US$0.12), as compared with RMB6.99 for the prior year period.

Non-GAAP net income for the full year of 2025 was RMB8.4 million (US$1.2 million), as compared with non-GAAP net loss of RMB128.2 million for the prior year period. Non-GAAP net income margin was 0.2%, as compared with non-GAAP net loss margin of 3.8% for the prior year period. Non-GAAP net income attributable to Yatsen’s ordinary shareholders per diluted ADS for the full year of 2025 was RMB0.19 (US$0.03), as compared with non-GAAP net loss attributable to Yatsen’s ordinary shareholders per diluted ADS of RMB1.26 for the prior year period.

Balance Sheet and Cash Flow

As of December 31, 2025, the Company had cash, restricted cash and short-term investments of RMB1.05 billion (US$150.7 million), as compared with RMB1.36 billion as of December 31, 2024.

Net cash used in operating activities for the fourth quarter of 2025 was RMB69.4 million (US$9.9 million), as compared with net cash generated from operating activities of RMB202.2 million for the prior year period. Net cash used in operating activities for the full year of 2025 was RMB94.7 million (US$13.5 million), as compared with RMB243.7 million for the prior year period.

Business Outlook

For the first quarter of 2026, the Company expects its total net revenues to be between RMB958.6 million and RMB1.08 billion, representing a year-over-year increase of approximately 15% to 30%. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Exchange Rate

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB6.9931 to US$1.00, the exchange rate in effect as of December 31, 2025, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call Information

The Company’s management will hold a conference call on Monday, March 2, 2026, at 7:30 A.M. U.S. Eastern Time or 8:30 P.M. Beijing Time to discuss its financial results and operating performance for the fourth quarter and full year 2025.

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong, SAR (toll free):	800-905-945
Hong Kong, SAR:	+852-3018-4992

The replay will be accessible through Monday, March 9, by dialing the following numbers:

United States:	+1-855-669-9658
International:	+1-412-317-0088
Replay Access Code:	2950633

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.yatsenglobal.com/.

About Yatsen Holding Limited

Yatsen Holding Limited (NYSE: YSG) is a leading China-based beauty group with the mission of creating an exciting new journey of beauty discovery for consumers around the world. Founded in 2016, the Company has launched and acquired numerous color cosmetics and skincare brands including Perfect Diary, Little Ondine, Pink Bear,Galénic, DR.WU (its mainland China business) and Eve Lom. The Company’s flagship brand, Perfect Diary, is one of the leading color cosmetics brands in China in terms of retail sales value. The Company primarily reaches and engages with customers directly both online and offline, with expansive presence across all major e-commerce, social and content platforms in China.

For more information, please visit http://ir.yatsenglobal.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP income (loss) from operations, non-GAAP operating income (loss) margin, non-GAAP net income (loss), non-GAAP net income (loss) margin, non-GAAP net income (loss) attributable to ordinary shareholders and non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS, each a non-GAAP financial measure, in reviewing and assessing its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the management to evaluate operating performance and formulate business plans. Non-GAAP financial measures help identify underlying trends in its business, provide further information about its results of operations, and enhance the overall understanding of its past performance and future prospects. The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions and (iii) impairment of goodwill. Non-GAAP operating income (loss) margin is non-GAAP income (loss) from operations as a percentage of total net revenues. The Company defines non-GAAP net income (loss) as net income (loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill, (v) impairment of investments and (vi) tax effects on non-GAAP adjustments. Non-GAAP net income (loss) margin is non-GAAP net income (loss) as a percentage of total net revenues. The Company defines non-GAAP net income (loss) attributable to ordinary shareholders as net income (loss) attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill, (v) impairment of investments, (vi) tax effects on non-GAAP adjustments and (vii) accretion to redeemable non-controlling interests. Non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS is computed using non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

However, the non-GAAP financial measures have limitations as analytical tools as the non-GAAP financial measures are not presented in accordance with U.S. GAAP and may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of Yatsen’s non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, outlook and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to continue to roll out popular products and maintain popularity of existing products; its ability to anticipate and respond to changes in industry trends and consumer preferences and behavior in a timely manner; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; its ability to integrate newly-acquired businesses and brands; trends and competition in and relevant government policies and regulations relating to China’s beauty market; changes in its revenues and certain cost or expense items; and general economic conditions globally and in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Yatsen Holding Limited

Investor Relations

E-mail: ir@yatsenglobal.com

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB'000	RMB'000	USD'000
Assets
Current assets
Cash and cash equivalents	817,395	765,379	109,448
Restricted cash	-	42,117	6,023
Short-term investments	539,130	246,008	35,179
Accounts receivable, net	214,558	220,870	31,584
Inventories, net	386,054	508,730	72,747
Prepayments and other current assets	381,404	450,970	64,488
Amounts due from related parties	9,113	114	16
Total current assets	2,347,654	2,234,188	319,485
Non-current assets
Investments	664,579	653,560	93,458
Property and equipment, net	74,373	77,014	11,013
Goodwill, net	155,029	155,029	22,169
Intangible assets, net	559,708	537,509	76,863
Deferred tax assets	1,381	1,435	205
Right-of-use assets, net	147,501	173,915	24,870
Other non-current assets	20,642	14,332	2,049
Total non-current assets	1,623,213	1,612,794	230,627
Total assets	3,970,867	3,846,982	550,112
Liabilities, redeemable non-controlling interests and shareholders' equity
Current liabilities
Accounts and notes payable	72,090	149,371	21,360
Advances from customers	19,574	28,821	4,121
Accrued expenses and other liabilities	460,143	348,700	49,863
Amounts due to related parties	28,884	21,262	3,040
Income tax payables	20,088	13,690	1,958
Lease liabilities due within one year	39,409	53,435	7,641
Total current liabilities	640,188	615,279	87,983
Non-current liabilities
Deferred tax liabilities	103,306	107,906	15,430
Deferred income-non current	14,832	-	-
Lease liabilities	109,526	123,157	17,611
Total non-current liabilities	227,664	231,063	33,041
Total liabilities	867,852	846,342	121,024
Redeemable non-controlling interests	50,984	1,337	191
Shareholders' equity

Ordinary Shares (US$0.00001 par value; 10,000,000,000 ordinary shares authorized, comprising of 6,000,000,000 Class A ordinary shares, 960,852,606 Class B ordinary shares and 3,039,147,394 shares each of such classes to be designated as of December 31, 2024 and December 31, 2025; 2,096,600,883 Class A shares and 600,572,880 Class B ordinary shares issued as of December 31, 2024 and December 31, 2025; 1,234,627,468 Class A ordinary shares and 600,572,880 Class B ordinary shares outstanding as of December 31, 2024, 1,276,663,163 Class A ordinary shares and 600,572,880 Class B ordinary shares outstanding as of December 31, 2025)

	173	173	25
Treasury shares	(1,276,330)	(1,250,678)	(178,845)
Additional paid-in capital	12,273,767	12,296,367	1,758,357
Statutory reserve	28,147	31,527	4,508
Accumulated deficit	(8,057,297)	(8,141,545)	(1,164,225)
Accumulated other comprehensive income	86,866	74,760	10,693
Total Yatsen Holding Limited shareholders' equity	3,055,326	3,010,604	430,513
Non-controlling interests	(3,295)	(11,301)	(1,616)
Total shareholders' equity	3,052,031	2,999,303	428,897
Total liabilities, redeemable non-controlling interests and shareholders' equity	3,970,867	3,846,982	550,112

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2024	2025	2025	2024	2025	2025
	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Total net revenues	1,148,522	1,379,443	197,258	3,393,414	4,298,124	614,624
Total cost of revenues	(255,536)	(308,105)	(44,058)	(776,236)	(936,780)	(133,958)
Gross profit	892,986	1,071,338	153,200	2,617,178	3,361,344	480,666
Operating expenses:
Fulfilment expenses	(63,517)	(77,025)	(11,014)	(216,540)	(253,926)	(36,311)
Selling and marketing expenses	(690,584)	(893,771)	(127,808)	(2,268,793)	(2,852,288)	(407,872)
General and administrative expenses	(100,122)	(74,443)	(10,645)	(444,373)	(303,628)	(43,418)
Research and development expenses	(26,345)	(38,788)	(5,547)	(109,287)	(137,296)	(19,633)
Impairment of goodwill	(403,076)	-	-	(403,076)	-	-
Total operating expenses	(1,283,644)	(1,084,027)	(155,014)	(3,442,069)	(3,547,138)	(507,234)
Loss from operations	(390,658)	(12,689)	(1,814)	(824,891)	(185,794)	(26,568)
Financial income	20,973	6,947	993	86,136	40,721	5,823
Foreign currency exchange (loss) gain	(22,129)	1,176	168	(20,399)	13,374	1,912
(Loss) income from equity method investments, net	(8,104)	2,304	329	1,386	5,940	849
Impairment of investments	-	(13,453)	(1,924)	-	(13,453)	(1,924)
Other income, net	18,726	20,150	2,881	44,461	46,690	6,677
(Loss) income before income tax expenses	(381,192)	4,435	633	(713,307)	(92,522)	(13,231)
Income tax benefits (expenses)	2,388	(1,398)	(200)	3,086	108	15
Net (loss) income	(378,804)	3,037	433	(710,221)	(92,414)	(13,216)
Net loss (income) attributable to non-controlling interests and redeemable non-controlling interests	(5,430)	5,028	719	2,047	11,546	1,651
Net (loss) income attributable to Yatsen's shareholders	(384,234)	8,065	1,152	(708,174)	(80,868)	(11,565)
Shares used in calculating loss per share (1):
Weighted average number of Class A and Class B ordinary shares:
Basic	1,930,413,426	1,879,474,484	1,879,474,484	2,025,072,131	1,862,554,166	1,862,554,166
Diluted	1,930,413,426	2,018,668,765	2,018,668,765	2,025,072,131	1,862,554,166	1,862,554,166
Net (loss) income per Class A and Class B ordinary share
Basic	(0.20)	0.00	0.00	(0.35)	(0.04)	(0.01)
Diluted	(0.20)	0.00	0.00	(0.35)	(0.04)	(0.01)
Net (loss) income per ADS (20 ordinary shares equal to 1 ADS)
Basic	(3.98)	0.09	0.01	(6.99)	(0.87)	(0.12)
Diluted	(3.98)	0.08	0.01	(6.99)	(0.87)	(0.12)

* In the fourth quarter of 2025, we made certain out of period adjustments mainly relating to revenues and cost of revenues to correct certain prior periods errors mainly occurred during the sales return and inventory receipt processes, which reduced quarterly profit by RMB14.6 million. Out of the RMB14.6 million adjustments, RMB7.4 million adjustments were related to prior years. Based on our quantitative and qualitative analysis, we do not believe these errors are material to our financial position or results of operations for the current year and for any prior years or prior quarters individually or in aggregate.

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2024	2025	2025	2024	2025	2025
Share-based compensation expenses are included in the operating expenses as follows:	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Fulfilment expenses	237	2	0	387	213	30
Selling and marketing expenses (income)	2,259	1,411	202	(42)	4,959	709
General and administrative expenses	17,443	10,940	1,564	89,941	48,646	6,956
Research and development expenses	356	1,636	234	888	5,213	745
Total	20,295	13,989	2,000	91,174	59,031	8,440

(1) Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to twenty votes on all matters that are subject to shareholder vote.

YATSEN HOLDING LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2024	2025	2025	2024	2025	2025
	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Loss from operations	(390,658)	(12,689)	(1,814)	(824,891)	(185,794)	(26,568)
Share-based compensation expenses	20,295	13,989	2,000	91,174	59,031	8,440
Impairment of goodwill	403,076	-	-	403,076	-	-
Amortization of intangible assets resulting from assets and business acquisitions	60,447	10,502	1,502	106,385	42,729	6,110
Non-GAAP income (loss) from operations	93,160	11,802	1,688	(224,256)	(84,034)	(12,018)
Net (loss) income	(378,804)	3,037	433	(710,221)	(92,414)	(13,216)
Share-based compensation expenses	20,295	13,989	2,000	91,174	59,031	8,440
Impairment of goodwill	403,076	-	-	403,076	-	-
Impairment of investments	-	13,453	1,924	-	13,453	1,924
Amortization of intangible assets resulting from assets and business acquisitions	60,447	10,502	1,502	106,385	42,729	6,110
Revaluation of investments on the share of equity method investments	7,386	(3,475)	(497)	(10,019)	(15,839)	(2,265)
Tax effects on non-GAAP adjustments	(5,421)	3,725	533	(8,644)	1,435	205
Non-GAAP net income (loss)	106,979	41,231	5,895	(128,249)	8,395	1,198
Net (loss) income attributable to Yatsen's shareholders	(384,234)	8,065	1,152	(708,174)	(80,868)	(11,565)
Share-based compensation expenses	20,295	13,989	2,000	91,174	59,031	8,440
Impairment of goodwill	403,076	-	-	403,076	-	-
Impairment of investments	-	13,453	1,924	-	13,453	1,924
Amortization of intangible assets resulting from assets and business acquisitions	60,079	10,228	1,463	104,853	41,390	5,919
Revaluation of investments on the share of equity method investments	7,386	(3,475)	(497)	(10,019)	(15,839)	(2,265)
Tax effects on non-GAAP adjustments	(5,393)	3,724	533	(8,533)	1,490	213
Non-GAAP net income (loss) attributable to Yatsen's shareholders	101,209	45,984	6,575	(127,623)	18,657	2,666
Shares used in calculating loss per share:
Weighted average number of Class A and Class B ordinary shares:
Basic	1,930,413,426	1,879,474,484	1,879,474,484	2,025,072,131	1,862,554,166	1,862,554,166
Diluted	2,049,750,667	2,018,668,765	2,018,668,765	2,025,072,131	2,009,621,005	2,009,621,005
Non-GAAP net income (loss) attributable to ordinary shareholders per Class A and Class B ordinary share
Basic	0.05	0.02	0.00	(0.06)	0.01	0.00
Diluted	0.05	0.02	0.00	(0.06)	0.01	0.00
Non-GAAP net income (loss) attributable to ordinary shareholders per ADS (20 ordinary shares equal to 1 ADS)
Basic	1.05	0.49	0.07	(1.26)	0.20	0.03
Diluted	0.99	0.46	0.07	(1.26)	0.19	0.03